

August 23, 2012

Via E-mail
Mr. Patrick R. McDonald
Interim Chief Executive Officer
Forest Oil Corporation
707 17th Street - Suite 3600
Denver, Colorado 80202

     **Re: Forest Oil Corporation
           Definitive Proxy Statement on Schedule 14A
           Filed March 29, 2012
           File No. 1-13515**

Dear Mr. McDonald:

We have reviewed your filing, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 14

Long-Term Incentive Awards, page 22

1.   We note your disclosure on page 23 that the performance unit awards were "tied to" Forest's total shareholder return over a three-year period relative to that of the twelve peer companies listed. Please clarify how you used this peer group data in determining award amounts. Also disclose Forest's TSR performance relative to the peer companies' performance, as evaluated for purposes of the June 2011 awards. See Item 402(b)(1)(v) of Regulation S-K. We note that in comment 2 in our letter dated August 21, 2007, we asked you to clarify how you used peer group data in determining base salaries.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or Norman von Holtzendorff (Staff Attorney) at (202) 551-3237 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director